Exhibit 97

Board Policy

Policy Name	| Incentive Compensation Clawback Policy

Business Segment	| TD Bank Group

Effective Date	| October 2, 2023

Purpose

The Incentive Compensation Clawback Policy (the “Policy”) sets out the circumstances in which applicable incentive-based compensation will be recouped from members of the Senior Executive Team and other Covered Executives (as applicable).

This policy has been developed to comply with Section 303A.14 of The New York Stock Exchange Listed Company Manual, as such section may be amended from time to time (the “Listing Rules”).

Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms under “Definitions.”

Scope/Application

1.	Covered Executives

The Policy applies to each current and former Executive Officer of the Bank who serves or served as an Executive Officer at any time during a performance period in respect of which Incentive Compensation is Received, to the extent that any portion of such Incentive Compensation is:

(a)

Received by the Executive Officer during the last three completed Fiscal Years or any applicable Transition Period preceding the date that the Bank is required to prepare a Restatement (regardless of whether any such Restatement is actually filed) and

(b)	determined to have included Erroneously Awarded Compensation.

For purposes of determining the relevant recovery period referenced in the preceding clause (a), the date that the Bank is required to prepare a Restatement under the Policy is the earlier to occur of:

(i)

the date that the Board, a committee of the Board, or the officer or officers of the Bank authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Bank is required to prepare a Restatement, or

(ii)	the date a court, regulator, or other legally authorized body directs the Bank to prepare a Restatement.

Executive Officers subject to this Policy pursuant to this Section 1 are referred to herein as “Covered Executives.”

Policy Details/Requirements

2.	Interpretation and Administration

The Committee shall have full authority to interpret and enforce the Policy; provided, however, that the Policy shall be interpreted in a manner consistent with its intent to meet the requirements of the Listing Rules.

3.	Recovery of Erroneously Awarded Compensation

If any Erroneously Awarded Compensation is Received by a Covered Executive, the Bank shall reasonably promptly take steps to recover such Erroneously Awarded Compensation in a manner described under Section 4 of this Policy.

4.	Forms of Recovery

The Committee shall approve, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, one or more methods for recovering from a Covered Executive any Erroneously Awarded Compensation hereunder in accordance with Section 3 above, which may include, without limitation: (a) requiring cash reimbursement; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the amount to be recouped from any compensation otherwise payable by the Bank to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

To the extent the Covered Executive refuses to pay to the Bank an amount equal to the Erroneously Awarded Compensation, the Bank shall have the right to sue the Covered Executive for repayment and/or enforce the Covered Executive’s obligation to make payment through the reduction, cancellation or forfeiture of outstanding and future compensation, including equity-based awards. Any reduction, cancellation or forfeiture of compensation shall be done in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

5.	No Indemnification

The Bank shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation for which the Committee has determined to seek recoupment pursuant to this Policy.

6.	Committee Determination Final

The Committee shall have complete discretion to make determinations with respect to the Policy in a manner that effectuates the purpose of the Listing Rules, and any determination by the Committee with respect to the Policy shall be final, conclusive and binding on all interested parties.

7.	Amendment

The Policy may be amended by the Committee from time to time, to the extent permitted under the Listing Rules.

8.	Non-Exclusivity

Nothing in the Policy shall be viewed as limiting the right of the Bank or the Committee to pursue additional remedies or recoupment under or as required by any similar policy adopted by the Bank or under the Bank’s compensation plans, award agreements, employment agreements or similar agreements or the applicable provisions of any law, rule or regulation which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Policy (but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Policy). This Policy shall be interpreted in all respects to comply with the Listing Rules.

9.	Successors

The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Monitoring and Control

Throughout the year, Finance will immediately inform Human Resources of any Restatement that will occur. Annually, the role of Chief Accountant and Controller will provide a formal attestation to Human Resources confirming whether or not a Restatement was required.

In the event of a Restatement, the amount of Incentive Compensation to be recouped and the form of recoupment will be recommended to the Committee by Human Resources for review and approval.

Exception Management

Notwithstanding anything in this Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if the Committee (or, if the Committee is not composed solely of Independent Directors, a majority of the Independent Directors serving on the Board) determines that recovery would be impracticable as a result of any of the following:

(a)

the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Bank must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange;

(b)

recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Bank must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

(c)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Bank, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

Ownership and Annual Review

Policy Owner
The Policy is owned by the Head of Human Resources, TD Bank Group.

Policy Approval
The Policy is reviewed and approved by the Committee not less than every three years. Non-substantive amendments may be approved by the Policy Owner.

Policy Contact
The VP, HR, Executive Compensation

Roles and Responsibilities

The Policy Owner (or delegate) is responsible for communicating the roles and responsibilities of those involved in the process and for ensuring that the Policy operates effectively.

Policy Review Cycle

Dates/Timing	Details

Approval Date	September 20, 2023

Effective Date	October 2, 2023

Review Frequency	This Policy will be reviewed no less frequently than every three years.

Next Review Date	August 31, 2026

Legal or Regulatory Requirements

The Policy has been prepared to comply with the requirements outlined in Section 303A.14 of The New York Stock Exchange Listed Company Manual, as such section may be amended from time to time.

Definitions

“Committee” shall mean the Human Resources Committee of the Board of Directors.

“Covered Executives” shall have the meaning set forth in Section 1 of this Policy.

“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes withheld or paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement:

A.

The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and

B.	The Bank shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

“Exchange” shall mean The New York Stock Exchange.

“Executive Officer” shall mean a member of the Senior Executive Team, the role of Chief Accountant and Controller, and any other executive meeting the criteria outlined in the Listing Rules.

For reference: the Bank’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Bank in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Bank shall each be considered an “Executive Officer”. Executive officers of the Bank’s parent(s) or subsidiaries shall be deemed executive officers of the Bank if they perform such policy-making functions for the Bank.

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Bank’s financial statements, and any measures that are derived wholly or in part from such measures, including, without limitation, stock price and total shareholder return (in each case, regardless of whether such measures are presented within the Bank’s financial statements or included in a filing with the Securities and Exchange Commission).

“Fiscal Year” shall mean the Bank’s fiscal year; provided that a Transition Period between the last day of the Bank’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

“Incentive Compensation” shall mean any compensation (whether cash or equity- based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include, but shall not be limited to, performance bonuses and long-term incentive awards such as stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other equity-based awards. For the avoidance of doubt, Incentive Compensation does not include awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures. Notwithstanding the foregoing, compensation amounts shall not be considered “Incentive Compensation” for purposes of the Policy unless such compensation is Received (1) while the Bank has a class of securities listed on a national securities exchange or a national securities association and (2) on or after October 2, 2023, the effective date of the Listing Rules.

“Independent Director” shall mean a director who is determined by the Board to be “independent” for Board or Committee membership, as applicable, under the rules of the Exchange, as of any determination date.

“Listing Rules” shall have the meaning set forth in the “Purpose” section of this Policy.

Incentive Compensation shall be deemed “Received” in the Bank’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Restatement” shall mean an accounting restatement due to the material noncompliance of the Bank with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the Bank’s previously issued financial statements (“Big R” Restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (“little r” Restatement).

“Transition Period” shall mean any transition period that results from a change in the Bank’s Fiscal Year within or immediately following the three completed Fiscal Years immediately preceding the Bank’s requirement to prepare a Restatement.